EXCEED COMPANY LTD.

Annual General Meeting

July 5, 2012

Agenda

1.	Call to Order

2.	Ratification of selection of Crowe Horwarth (HK) CPA Limited as independent auditors (vote by shareholders)

3.	Adoption of audited financial statements and the report of independent registered public accounting firm, and their inclusion thereof in the annual report on Form 20-F (vote by shareholders)

4.	Questions from Members

5.	Adjournment

PROPOSAL NUMBER ONE

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

On April 4, 2012, at the recommendation of the Audit Committee, the Company dismissed Crowe Horwarth LLP and engaged Crowe Horwarth (HK) CPA Limited as the Company’s independent auditors. Crowe Horwarth (HK) CPA Limited is a registered public accounting firm with the Public Company Accounting Oversight Board (the “PCAOB”) as required by the Sarbanes-Oxley Act of 2002 and the rules of the PCAOB.

We are asking our stockholders to ratify the Company’s selection of Crowe Horwath (HK) CPA Limited as the company’s independent auditors and to perform the audit of the financial statements as of and for the fiscal year ended December 31, 2011 and the fiscal year ending December 31, 2012. If the stockholders do not ratify the appointment, the Audit Committee will reconsider its decision and may continue to retain Crowe Horwath (HK) CPA Limited. Although stockholder ratification is not required for the appointment of Crowe Horwath (HK) CPA Limited, since the Audit Committee has the responsibility for appointing the Company’s independent auditors, the appointment is being submitted for ratification with a view toward soliciting the stockholders’ opinions, which the Audit Committee will take into consideration in the future.

Crowe Horwath (HK) CPA Limited representatives are expected to be present either in person or via teleconference at the Annual General Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

Vote Required and the Board’s Recommendation

The affirmative vote of a majority of the ordinary shares present in person or by proxy at the Annual General Meeting and voting on the proposal is required for the approval the ratification of the selection of Crowe Horwath (HK) CPA Limited as the Company’s independent auditors for the fiscal year ending December 31, 2012.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE RATIFICATION OF THE SELECTION OF CROWE HORWATH (HK) CPA LIMITED AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR 2012.

PROPOSAL NUMBER TWO

ADOPTION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AND THEIR INCLUSION THEREOF IN THE ANNUAL REPORT ON FORM 20-F

Since the Company has revised its previously issued financial statements for 2009 and 2010 to reflect the revision to its method of accounting in relation to the conditional obligation to release and issue shares to the former shareholders of Windrace International Company Limited as part of the reverse recapitalization transaction effective on October 21, 2009, the Company’s December 31, 2011 Form 20-F includes audit report of Crowe Horwarth (HK) CPA Limited covering the Company’s financial statements as of and for the fiscal years ended December 31, 2009 and 2010.

The Company’s audited financial statements as of and for the fiscal years ended December 31, 2009, 2010 and 2011 were prepared by the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and were audited by the Company’s independent auditors, Crowe Horwath (HK) CPA Limited, in accordance with the standards of the Public Company Accounting Oversight Board.

We are asking our stockholders to vote to ratify the adoption by the Company of the audited financial statements as of and for the fiscal years ended December 31, 2009, 2010 and 2011 and the report of independent registered public accounting firm, and their inclusion thereof in the annual report on Form 20-F for the fiscal year ended December 31, 2011, which was filed with the U.S. Securities and Exchange Commission on April 30, 2012 (the “2011 Annual Report”).

Officers of the Company will be available to answer any questions from the stockholders of the Company attending the Annual General Meeting regarding the Company’s financial results.

Vote Required and the Board’s Recommendation

The affirmative vote of a majority of the ordinary shares present in person or by proxy at the Annual General Meeting and voting on the proposal is required for the approval the adoption of the Company’s annual audited financial statements as of and for the fiscal years ended December 31, 2009, 2010 and 2011 and the report of independent registered public accounting firm, and their inclusion thereof in the 2011 Annual Report.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE aDOPTION of the Company’s audited financial statements as of and for the fiscal years ended december 31, 2009, 2010 and 2011 AND THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, and theIR inclusion thereof in the 2011 fORM 20-F.

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